UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-36028

Ardmore Shipping Corporation
(Translation of registrant's name into English)

Belvedere Building Ground Floor 69 Pitts Bay Road Pembroke HM08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ardmore Shipping Corporation titled “Ardmore Shipping Announces Publication of 2022 Sustainability Report and Joins Its Shipping Industry Peers in Calling On Regulators To Provide A Clear And Accelerated Decarbonization Pathway”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2023	ARDMORE SHIPPING CORPORATION By: /s/ Bart B. Kelleher Bart B. Kelleher Chief Financial Officer